EXHIBIT 3(i)

Text of Amendments to Bylaws

Resolved that; upon the effective date of approval by the West Virginia Division of Banking, the Bylaws of MVB Financial Corp., are hereby amended to read:

Article II

Section 14. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the Corporation, shall be made in writing, and shall be delivered or mailed to the President of the Corporation, not less than fourteen days nor more than fifty days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than twenty-one days notice of the meeting is given to the shareholders, such nomination shall be mailed or delivered to the President of the Corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder; (a) the name, address, and the date of birth of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Corporation owned by the notifying shareholder. No person shall be elected as a director who is seventy five years of age or over at the time of such election. The organizing directors may not be elected if they are 75 years of age at the time of an election. Directors must meet the qualifications required by applicable law, the Articles of Incorporation, and the Bylaws of this Corporation. Nominations not made in accordance herewith may, in the discretion of the Chairman, be disregarded by the Chairman of the meeting, and upon the Chairman’s instructions the vote tellers may disregard all votes cast for each such nominee.

Article III

Section 15. Director Emeritus. Upon reaching age 75, a director may be appointed to an emeritus status on an annual basis for a maximum of three years. A director Emeritus is not a voting member of the Board, does not have any duties, responsibilities or power of an active director, nor are they counted as a member of the Board for purposes of determining a quorum. Directors Emeriti may enjoy the contacts and privileges of being closely associated with the Board of Directors, sitting in all deliberations and being given the opportunity to voice their opinion, all without having any obligation to attend any meetings and without having any obligations of assuming any responsibility for the actions of the Board. Directors Emeriti will not receive any compensation.